EXHIBIT 12.1

EMERALD OIL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2011	2012	2013		2014
Earnings
Net loss before income taxes	$(4,268,569)	$(1,345,054)	$(62,296,099)	$(10,882,895)		$(52,145,225)
Add: Income taxes	65,240	—	—	—		—
Add: Fixed charges	630,603	2,037,552	2,623,122	323,282		4,708,530
Total earnings	(3,572,726)	692,498	(59,672,978)	(10,559,613)		(47,436,695)

Fixed charges
Interest expense	629,026	2,036,032	2,614,240	287,934		4,675,475
Rental expense attributable to interest	1,577	1,520	8,882	35,348		33,055
Total fixed charges	630,603	2,037,552	2,623,122	323,282		4,708,530

Ratio of earnings to fixed charges	— (2)	0.34	— (2)	—	(2)	— (2)

Deficiency ($)	$4,203,329	$1,345,054	$62,296,099	$10,882,895		$52,145,225

Preferred stock dividends (1)	—	—	—	20,279,197		—

Ratio of earnings to fixed charges plus preferred stock dividends (1)	—	—	—	—	(2)	—

Deficiency ($)				$31,162,092

(1)	For the purposes of determining the ratio of earnings to fixed charges and the ratio of earnings to fixed charges plus preferred stock dividends, earnings are defined as net income before income taxes, amortization of capitalized interest, rent expense, and interest expense. Fixed charges consist of interest expense and rent expense attributable to interest. Preferred stock dividends are dividends paid on our Series A Perpetual Preferred Stock issued on February 19, 2013, the remaining shares of which were redeemed in full on October 15, 2013. Earnings were insufficient to cover the fixed charges plus preferred stock dividends by approximately $31.1 million for the year ended December 31, 2013.

(2)	Earnings were insufficient to cover fixed charges.